UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

Form 6-K
__________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2014
Commission File Number 001-35704
__________________

Seadrill Partners LLC
(Exact name of Registrant as specified in its Charter)
__________________

2nd Floor, Building 11
Chiswick Business Park
566 Chiswick High Road
London, W4 5YS
United Kingdom
(Address of principal executive office)
__________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  ☒        Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐        No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐         No   ☒

Seadrill Partners LLC
Report on Form 6-K For the quarterly period ended June 30, 2014

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the quarterly period June 30, 2014 contains certain “forward-looking statements” (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto). In addition, the Company and the Company's representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about the Company's plans, strategies, business prospects, changes and trends in the Company's business, and the markets in which the Company operates. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology. These forward-looking statements reflect management’s current views only as of the date of this report and are not intended to give any assurance as to future results.
Forward-looking statements appear in a number of places in this report and include statements with respect to, among other things:

•	our distribution policy and our ability to make cash distributions on our units or any increases in distributions and the amount of such increases;

•	our ability to integrate and realize the expected benefits from any acquisitions;

•	our ability to borrow under the credit facility between OPCO, as borrower, and Seadrill Limited ("Seadrill"), as lender;

•	our ability to borrow under the revolving credit facility under the Amended Senior Secured Credit Facility;

•	future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt;

•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	the ability of our drilling units to perform satisfactorily or to our expectations;

•	fluctuations in the international price of oil;

•	discoveries of new sources of oil that do not require deepwater drilling units;

•	the development of alternative sources of fuel and energy;

•	technological advances, including in production, refining and energy efficiency;

•	weather events and natural disasters;

•	our ability to meet any future capital expenditure requirements;

•	our ability to maintain operating expenses at adequate and profitable levels;

•	expected costs of maintenance or other work performed on our drilling units and any estimates of downtime;

•	our ability to leverage Seadrill’s relationship and reputation in the offshore drilling industry;

•	our ability to purchase drilling units, including from Seadrill in the future;

•	increasing our ownership interest in OPCO;

•	delay in payments by, or disputes with our customers under our drilling contracts;

•	our ability to comply with, maintain, renew or extend our existing drilling contracts;

•	our ability to re-deploy our drilling units upon termination of existing drilling contracts at profitable dayrates;

•	our ability to respond to new technological requirements in the areas in which we operate;

•	the occurrence of any accident involving our drilling units or other drilling units in the industry;

•
changes in governmental regulations that affect us or OPCO and the interpretations of those regulations, particularly those that relate to environmental matters, export or import and economic sanctions or trade embargo matters, regulations applicable to the oil industry and tax and royalty legislation;

•	competition in the offshore drilling industry and other actions of competitors, including decisions to deploy drilling units in the areas in which we currently operate;

•	the availability on a timely basis of drilling units, supplies, personnel and oil field services in the areas in which we operate;

•	general economic, political and business conditions globally;

•	military operations, terrorist acts, wars or embargoes;

•	potential disruption of operations due to accidents, political events, piracy or acts by terrorists;

•	our or OPCO’s ability to obtain financing in sufficient amounts and on adequate terms;

•	workplace safety regulation and employee claims;

•	the cost and availability of adequate insurance coverage;

•
our incremental general and administrative expenses as a publicly traded limited liability company and our fees and expenses payable under the advisory, technical and administrative services agreements and the management and administrative services agreements;

•	the taxation of our company and distributions to our unitholders;

•	future sales of our common units or other securities in the public market;

•	acquisitions and divestitures of assets and businesses by Seadrill; and

•	our business strategy and other plans and objectives for future operations.
Forward-looking statements in this report are made based upon management's current plans, expectations, estimates, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks and uncertainties. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company's control. The Company cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.
The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Company makes no prediction or statement about the performance of the Company's common units. The various disclosures included in this Report on Form 6-K and in the Company's other filings made with the Securities and Exchange Commission, or the SEC, that attempt to advise interested parties of the risks and factors that may affect the Company's business, prospects and results of operations should be carefully reviewed and considered.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion of our financial condition and results of operations in conjunction with the interim Financial Statements presented in this report, as well as the historical Consolidated and Combined Carve-Out Financial Statements and related notes of Seadrill Partners LLC ("Seadrill Partners", the "Company", "we", "us") included in the Company's report on Form 20-F filed with the SEC on April 30, 2014. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The Consolidated and Combined Carve-out Financial Statements of Seadrill Partners have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) and are presented in U.S. Dollars.
Overview
Seadrill Partners is a growth-oriented limited liability company formed by Seadrill to own, operate and acquire offshore drilling units. Our drilling units are under long-term contracts with major oil companies such as Chevron, Total, BP, ExxonMobil and Tullow with an average remaining term of 3.4 years as of August 26, 2014.

On October 24, 2012, we completed our initial public offering (the “IPO”) and in connection with the IPO, we issued 10,062,500 common units to the public at a price of $22.00 per common unit and issued to Seadrill 14,752,525 common units and 16,543,350 subordinated units. Seadrill Member LLC, a wholly-owned subsidiary of Seadrill that has a non-economic limited liability company interest in the Company, received all of our incentive distribution rights.

In connection with our IPO, we acquired (i) a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through our 100% ownership of its general partner, Seadrill Operating GP LLC, and (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC. We control Seadrill Operating LP through our ownership of its general partner and Seadrill Capricorn Holdings LLC through our ownership of the majority of the limited liability company interests. Seadrill Operating LP owns a 100% interest in the entities that own and operate the West Aquarius and the West Vencedor and an approximate 56% interest in the entity that owns and operates the West Capella. Seadrill Capricorn Holdings LLC owns a 100% interest in the entities that own and operate the West Capricorn.
On May 17, 2013, the Company's wholly owned subsidiary, Seadrill Partners Operating LLC, acquired from Seadrill a 100% ownership interest in the entities that own and operate the tender rig T-15. In order to finance the acquisition, Seadrill Partners Operating LLC borrowed $109.5 million from Seadrill under a loan agreement.
On October 18, 2013, Seadrill Partners Operating LLC, acquired from Seadrill a 100% ownership interest in the entity that owns the tender rig T-16. As consideration for the purchase, the Company issued 3,310,622 common units to Seadrill.
On December 13, 2013, the Company completed the acquisition of the entities that own and operate the ultra-deepwater semi-submersible rigs, the West Sirius and West Leo. The West Sirius was acquired by Seadrill Capricorn Holdings LLC (51% owned by the Company) and the West Leo was acquired by Seadrill Operating LP (30% owned by the Company). In order to finance the acquisitions, the Company issued 12,880,000 common units to the public and 3,394,916 common units to Seadrill.

These transactions that occurred prior to the IPO and through December 31, 2013 described above, have been reflected as a reorganization of entities under common control and therefore the assets and liabilities acquired from Seadrill have been recorded at historical cost by the Company and the historical operating results have been retrospectively adjusted to include the results of the combined entities during the periods it was under common control of Seadrill. The effect of the adjusting the Company's financial statements to account for this common control transaction is included in Note 1 of the interim financial statements presented in this report.

As of January 2, 2014, the date of the Company's first annual general meeting, Seadrill ceased to control the Company in accordance with US GAAP and therefore Seadrill Partners and Seadrill are no longer deemed to be entities under common control.

On March 21, 2014, the Company completed the acquisition of the entities that own and operate the drillship, the West Auriga. The West Auriga was acquired by Seadrill Capricorn Holdings LLC (51% owned by the Company). In order to finance the acquisition, the Company issued 11,960,000 common units to the public and 1,633,987 common units to Seadrill.

On June 24, 2014, the Company issued 6,100,000 common units to the public and 3,183,700common units to Seadrill.

On July 21, 2014, the Company purchased an additional 28% limited partner interest in Seadrill Operating LP, an existing controlled subsidiary of the Company, from Seadrill for $373 million. As a result of the acquisition, the Company’s ownership interest in Seadrill Operating LP increased from 30% to 58%.

Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC are collectively referred to as “OPCO”.
As of June 30, 2014, Seadrill owned 51.1% of the outstanding common and subordinated units of the Company.

Factors Affecting the Comparability of our Current and Future Results

•
The size of our fleet continues to change. Our consolidated and combined carve-out financial statements reflect changes in the size and composition of our fleet due to certain rig deliveries, contract commencement dates and acquisitions. For instance, we acquired the entities that own and operate the drilling units T-15, T-16, West Sirius and West Leo at various times in 2013 and the West Auriga in March 2014. In addition, in July 2014 we purchased additional limited partner interests in Seadrill Operating LP. In the future, we or OPCO may grow in the future through the acquisition of additional drilling units, or further ownership interests in OPCO, as part of our growth strategy.

•
Prior to January 2, 2014, the date of the Company's first annual general meeting (AGM), Seadrill had a controlling financial interest in the Company in accordance with US GAAP. During this period, drilling unit acquisitions from Seadrill, were accounted for as reorganization of entities under common control and as a result, the Company’s financial statements were retroactively adjusted to include the results of the combined entities during the periods it was under common control of Seadrill. From the date of the first AGM, Seadrill ceased to control the Company in accordance with US GAAP. As a result, the Company and Seadrill are no longer considered to be under common control and for acquisitions of drilling units from Seadrill after the date of the first AGM, such as the acquisition of the West Auriga, our financial statements will not be retroactively restated and the acquisition will be recognized at fair value rather than historical carryover basis as required under transactions between entities under common control.

•
We do not own all of the interests in OPCO. As a result, our available cash flow does not include distributions on Seadrill’s interest in OPCO. The operating agreements of OPCO require it to distribute all of its available cash each quarter. In determining the amount of cash available for distribution to us by OPCO and by us to our unitholders, our board of directors must approve the amount of cash reserves to be set aside, including reserves for future maintenance and replacement capital expenditures, working capital and other matters. Distributions by OPCO to Seadrill in respect of its ownership interest in OPCO are not available for distribution by us.

Basis of presentation

During 2013, OPCO acquired from Seadrill the entities that own and operate the T-15, T-16, West Leo and West Sirius. These transactions are deemed to be reorganization of entities under common control. As a result the Company’s balance sheets, statement of operations, cash flows and changes in members’ capital/owners' equity have been retroactively adjusted in accordance with US GAAP to include the T-15, T-16, West Leo and West Sirius, as if the Company had acquired the entities that owned and operated these drilling units for the entire period that the entities have been under the common control of Seadrill. For the periods that have been retroactively adjusted, the financial statements have been prepared on a combined carved-out basis and include allocations as described in the Company's Consolidated and Combined Carve-Out Financial Statements for the year ended December 31, 2013 included in the Company's Form 20-F filed with the SEC.

A.	Operating Results
Three Months Ended June 30, 2014 compared to Three Months Ended June 30, 2013
The following table summarizes our operating results for the three months ended June 30, 2014 and 2013:

($ in millions)	Three months ended June 30,		Increase/Decrease
	2014	2013	$	%
Operating revenues
Contract revenues	$339.6	$257.8	$81.8	31.7%
Reimbursable revenues	6.7	3.3	3.4	103.0%
Other revenues	0.0	0.4	(0.4)	(100.0)%
Total operating revenues	346.3	261.5	84.8	32.4%

Operating expenses
Vessel and rig operating expenses	107.9	88.2	19.7	22.3%
Reimbursable expenses	6.1	3.1	3.0	96.8%
Depreciation and amortization	54.9	33.8	21.1	62.4%
General and administrative expenses	8.8	12.6	(3.8)	(30.2)%
Total operating expenses	177.7	137.7	40.0	29.0%

Operating income	168.6	123.8	44.8	36.2%

Financial items
Interest income	1.0	0.9	0.1	11.1%
Interest expense	(37.6)	(20.5)	(17.1)	83.4%
(Loss)/ gain on derivative financial instruments	(27.8)	42.2	(70.0)	(165.9)%
Foreign currency exchange gain/(loss)	(0.4)	(0.3)	(0.1)	33.3%
Total financial items	(64.8)	22.3	(87.1)	(390.6)%

Income before income taxes	103.8	146.1	(42.3)	(29.0)%

Income taxes	(9.5)	(9.0)	(0.5)	5.6%
Net income	$94.3	$137.1	$(42.8)	(31.2)%

Contract Revenues
Contract revenue increased by $81.8 million, or 31.7%, to $339.6 million, for the three months ended June 30, 2014, from $257.8 million for the three months ended June 30, 2013. The increase was primarily due to contract revenues from the West Auriga, which was acquired by the Company on March 21, 2014, contract revenues from the tender rigs, T-15 and T-16, which did not begin operations until the third quarter of 2013, improved utilization for the West Capricorn and a higher dayrate for the West Leo. The revenue increase was partially offset by lower revenues for the West Aquarius due to lower utilization.

The following table summarizes our fleet's average daily revenues and economic utilization percentage by drilling unit type for the periods presented:

	Three months ended June 30,
	2014		2013
	Average Daily Revenues (USD)(1)	Economic Utilization(2)	Average Daily Revenues (USD) (1)	Economic Utilization(2)
Semi‑submersible rigs	$505,000	90.0%	$505,000	92.0%
Drillships	$596,000	100.0%	$590,000	99.0%
Tender rigs	$175,000	97.0%	$182,000	100.0%

(1)	Average daily revenues are the average revenues for each type of rig, based on the actual days available for each rig of that type.

(2)	Economic utilization is calculated as the total revenue received, divided by the full operating dayrate multiplied by the number of days in the period, excluding bonuses.

Reimbursable Revenues
Reimbursable revenues increased by $3.4 million or 103.0%, to $6.7 million for the three months ended June 30, 2014, from $3.3 million for the three months ended June 30, 2013. The increase was due to additional equipment purchased on behalf of customers, for which we have been reimbursed.
Other revenues
Other revenues decreased by $0.4 million, or 100.0% to $0.0 million, for the three months ended June 30, 2014, from $0.4 million for the three months ended June 30, 2013. During the period ended June 30, 2013, we earned other revenues within our Nigerian service company billed to Seadrill for certain services, including the provision of onshore and offshore personnel, which we provided to Seadrill’s West Polaris drilling rig. There were no such services provided during the three months ended June 30, 2014.
Vessel and Rig Operating Expenses
Vessel and rig operating expenses increased by $19.7 million, or 22.3%, to $107.9 million for the three months ended June 30, 2014, from $88.2 million for the three months ended June 30, 2013. The increase was primarily due to operating costs related to the West Auriga which was acquired on March 21, 2014, and the tender rigs, T-15 and T16, which began operations in the third quarter of 2013. The increases were partially offset by lower operating expenses for the West Aquarius including lower bareboat rental expense with a Seadrill entity.

Reimbursable Expenses
Reimbursable expenses increased by $3.0 million, or 96.8%, to $6.1 million for the three months ended June 30, 2014, from $3.1 million for the three months ended June 30, 2013. The increase was due to additional equipment purchased on behalf of customers, for which we have been reimbursed.
Depreciation and Amortization
Depreciation and amortization expenses increased by $21.1 million, or 62.4%, to $54.9 million for the three months ended June 30, 2014, from $33.8 million for the three months ended June 30, 2013. The increase was primarily driven by the acquisition of West Auriga on March 21, 2014, and depreciation relating to the T-15 and T-16 which had no depreciation expense in the comparative period.

General and Administrative Expenses
General and administrative expenses decreased by $3.8 million, or 30.2%, to $8.8 million for the three months ended June 30, 2014, from $12.6 million for the three months ended June 30, 2013. The decrease was a result of lower administrative management fees charged by Seadrill during the three months ended June 30, 2014.
Interest Expense
Interest expense increased by $17.1 million, or 83.4%, to $37.6 million for the three months ended June 30, 2014, from $20.5 million for the three months ended June 30, 2013. The increase was primarily due to an increase in debt related to the West Auriga, T-15 and T-16 and related party vendor financings from acquisitions of drilling units, with no comparable expense in the prior period. The Company also recognized accelerated amortization of loan fees of $3.4 million relating to the refinancing of the West Capricorn in conjunction with the term loan add-on financing during the three months ended June 30, 2014.

Other Financial Items

Other financial items reported in the income statement include the following items:

(US$ millions)	Three months ended June 30,
	2014	2013
Interest income	$1.0	$0.9
(Loss)/ gain on derivative financial instruments	(27.8)	42.2
Foreign currency exchange loss	(0.4)	(0.3)
Total other financial items	$(27.2)	$42.8

Total other financial items decreased by $70.0 million to a loss of $27.2 million in the three months ended June 30, 2014, compared to a gain of $42.8 million for the three months ended June 30, 2013. The change was primarily driven by an unrealized loss from derivative instruments of $27.8 million in the three months ended June 30, 2014 compared to a gain of $42.2 million in the three months ended June 30, 2013, due to changes in the fair value of interest rate swaps held in relation to variable rate debt. As of June 30, 2014, $3,164.2 million,which represents 97.4% of the total debt obligations of the Company, had associated interest rate swap agreements.

Income Taxes
Income taxes increased by $0.5 million, or 5.6%, to $9.5 million for the three months ended June 30, 2014, from $9.0 million for the three months ended June 30, 2013. The increase was primarily related to the operations of the West Auriga, T-15 and T-16, which were not operating in the comparative period. This was offset by lower taxable income related to the West Aquarius and West Sirius compared to the prior period.

Six Months Ended June 30, 2014 compared to Six Months Ended June 30, 2013
The following table summarizes our operating results for the six months ended June 30, 2014 and 2013:

($ in millions)	Six months ended June 30,		Increase/Decrease
	2014	2013	$	%
Operating revenues
Contract revenues	$600.2	$502.6	$97.6	19.4%
Reimbursable revenues	21.4	8.0	13.4	167.5%
Other revenues	0.0	5.2	(5.2)	(100.0)%
Total operating revenues	621.6	515.8	105.8	20.5%

Operating expenses
Vessel and rig operating expenses	192.2	182.2	10.0	5.5%
Reimbursable expenses	20.4	7.6	12.8	168.4%
Depreciation and amortization	94.6	68.0	26.6	39.1%
General and administrative expenses	22.2	22.9	(0.7)	(3.1)%
Total operating expenses	329.4	280.7	48.7	17.3%

Operating income	292.2	235.1	57.1	24.3%

Financial items
Interest income	1.9	1.4	0.5	35.7%
Interest expense	(66.2)	(40.2)	(26.0)	64.7%
(Loss)/ gain on derivative financial instruments	(77.0)	45.6	(122.6)	(268.9)%
Foreign currency exchange gain/(loss)	0.7	(1.1)	1.8	(163.6)%
Total financial items	(140.6)	5.7	(146.3)	(2,566.7)%

Income before income taxes	151.6	240.8	(89.2)	(37.0)%

Income taxes	(13.5)	(17.5)	4.0	(22.9)%
Net income	$138.1	$223.3	$(85.2)	(38.2)%

Contract Revenues
Contract revenue increased by $97.6 million, or 19.4%, to $600.2 million, for the six months ended June 30, 2014, from $502.6 million for the six months ended June 30, 2013. The increase was primarily due to the acquisition of the West Auriga in March 2014, contract revenues from the tender rigs, T-15 and T-16 which did not begin operations until the third quarter of 2013, and a higher dayrate for the West Leo. The increase was partially offset by lower revenues from the West Aquarius due to significant downtime as a result of equipment failures.

The following table summarizes our fleet's average daily revenues and economic utilization percentage by drilling unit type for the periods presented:

	Six months ended June 30,
	2014		2013
	Average Daily Revenues (USD)(1)	Economic Utilization(2)	Average Daily Revenues (USD)	Economic Utilization(2)
Semi‑submersible rigs	$466,000	82.0%	$500,000	92.0%
Drillship	$599,000	100.0%	$562,000	95.0%
Tender rig	$173,000	96.5%	$208,000	100.0%

(1)	Average daily revenues are the average revenues for each type of rig, based on the actual days available for each rig of that type.

(2)	Economic utilization is calculated as the total revenue received divided by the full operating dayrate multiplied by the number of days in the period, excluding bonuses.

Reimbursable Revenues
Reimbursable revenues increased by $13.4 million, or 167.5%, to $21.4 million for the six months ended June 30, 2014, from $8.0 million in the six months ended June 30, 2013. The increase was mainly due to certain client-requested upgrades to the West Aquarius, along with other additional equipment purchased on behalf of customers, for which we have been reimbursed
Other revenues
Other revenues decreased by $5.2 million, to $0.0 million, for the six months ended June 30, 2014, from $5.2 million for the six months ended June 30, 2013. During the six months ended June 30, 2013, we earned other revenues within our Nigerian service company billed to Seadrill for certain services, including the provision of onshore and offshore personnel, which we provided to Seadrill’s West Polaris drilling rig. There were no such services provided during the six months ended June 30, 2014.
Vessel and Rig Operating Expenses
Vessel and rig operating expenses increased by $10.0 million, or 5.5%, to $192.2 million in the six months ended June 30, 2014, from $182.2 million in the six months ended June 30, 2013. This increase was primarily due to the operating costs related to the West Auriga which was acquired on March 21, 2014, and the tender rigs T-15 and T-16, which began operations in the third quarter of 2013. The increases were partially offset by lower operating expenses for the West Aquarius including lower bareboat rental expense with a Seadrill entity, accrued insurance recoveries as a result of equipment failures, as well as costs in the comparable period being higher as a result of start-up costs in Canada for the West Aquarius.
Reimbursable Expenses
Reimbursable expenses increased by $12.8 million, to $20.4 million for the six months ended June 30, 2014, from $7.6 million in the six months ended June 30, 2013. The increase relates to the increase in reimbursable revenues described above.
Depreciation and Amortization
Depreciation and amortization expenses increased by $26.6 million, or 39.1%, to $94.6 million for the six months ended June 30, 2014, from $68.0 million for the six months ended June 30, 2013. The increase was due to the acquisition of the West Auriga on March 21 2014, and the T-15 and T-16, which began operations in the third quarter of 2013.

General and Administrative Expenses
General and administrative expenses decreased by $0.7 million, or 3.1%, to $22.2 million for the six months ended June 30, 2014, from $22.9 million for the six months ended June 30, 2013 primarily as a result of lower administrative management fees charged by Seadrill.
Interest Expense
Interest expense increased by $26.0 million, or 64.7%, to $66.2 million for the six months ended June 30, 2014, from $40.2 million for the six months ended June 30, 2013. The increase was due to an increase in debt related to the West Auriga, T-15 and T-16 and related party vendor financings from acquisitions of drilling units, with no comparable expense in the prior period. The Company also recognized accelerated amortization of loan fees during the six months ended June 30, 2014, as a result of the term loan refinancings during 2014.

Other Financial Items

Other financial items reported in the income statement include the following items:

(US$ millions)	Six months ended June 30,
	2014	2013
Interest income	$1.9	$1.4
(Loss)/ gain on derivative financial instruments	(77.0)	45.6
Foreign currency exchange gain/(loss)	0.7	(1.1)
Total other financial items	$(74.4)	$45.9

Other financial items decreased by $120.3 million to a loss of $74.4 million in the six months ended June 30, 2014, from a gain of $45.9 million in the same period in 2013. The change was mainly driven by a loss from derivative instruments of $77.0 million in the six months ended June 30, 2014 compared to a gain of $45.6 million in the six months ended June 30, 2013. The majority of the loss is unrealized and relates to adverse movements on the mark to market valuation of the Company's interest rate swaps on variable rate debt. The Company has entered into swap agreements which fix the variable element of the interest on the Senior Secured Credit Facilities entered into during the six months ended June 30, 2014. As of June 30, 2014, $3,164.2 million , which represents 97.4% of the total debt obligations of the Company, had associated interest rate swap agreements.

Income Taxes
Income taxes decreased $4.0 million, or 22.9%, to $13.5 million for the six months ended June 30, 2014, from $17.5 million for the six months ended June 30, 2013. The decrease primarily relates to lower taxable income for the West Aquarius, West Capricorn and West Sirius compared to the prior period. This is partially offset by the contribution of taxable income from operations of the West Auriga, T-15 and T-16, which were not operating in the comparative period.

B. Liquidity and Capital Resources
Liquidity and Cash Needs
The Company operates in a capital-intensive industry, and its primary liquidity needs are to finance the purchase of additional drilling units and other capital expenditures, service its significant debt, fund investments (including the equity portion of investments in drilling units), fund working capital, maintain cash reserves against fluctuations in operating cash flows and pay distributions. The Company expects to fund its short-term liquidity needs through a combination of cash generated from operations and debt and equity financings.
The Company's operating agreement requires it to distribute its available cash each quarter. In determining the amount of cash available for distribution, the Company's board of directors determines the amount of cash reserves to set aside, including reserves for future maintenance capital expenditures, working capital and other matters. Because of the substantial capital expenditures we are required to make to maintain our current fleet, our annual estimated maintenance and replacement capital expenditures are estimated to be be $156.7 million per year as of June 30, 2014, which is comprised of $63.0 million for long term maintenance and society classification surveys and $93.7 million, including financing costs, for replacing our existing rigs at the end of their useful lives.
As of June 30, 2014, our cash and cash equivalents were $523.3 million, compared to $89.7 million as of December 31, 2013. In connection with the closing of our IPO, OPCO entered into a five year $300 million revolving credit facility with Seadrill as the lender, which we refer to as the sponsor credit facility. This was reduced to $100 million following a refinancing in February 2014, where the Company also entered into a five-year $100 million revolving credit facility with a syndicate of external banks. As of June 30, 2014, the outstanding balance on both of these facilities was $0.0 million. The Company believes its current resources, including the potential borrowings under these revolving credit facilities, are sufficient to meet its working capital requirements for its current business for at least the next twelve months. Generally, the Company's long term sources of funds will be a combination of cash generated from operations, debt, equity financing and borrowings from and leasing arrangements with commercial banks. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

Cash Flows
Net cash provided by operating activities was $194.6 million and $190.6 million for the six months ended June 30, 2014 and 2013, respectively.

Net cash used in investing activities was $705.4 million and $117.7 million for the six months ended June 30, 2014 and 2013, respectively. The change predominately relates to the $696.9 million cash consideration paid to acquire the entities that own and operate West Auriga from Seadrill. The purchase price was subsequently reduced by a working capital adjustment of $330.4 million.
Net cash provided by financing activities was $944.4 million and net cash used in financing activities was $41.5 million during the six months ended June 30, 2014 and 2013, respectively. For the six months ended June 30, 2014, net cash provided by financing activities of $944.4 million relates predominately to net proceeds from external long term debt of $2,825.4 million (Senior Secured Credit Facilities), proceeds from the issuance of common units of $692.5 million and proceeds from issuance of units by Seadrill Capricorn Holdings LLC to Seadrill of $341.5 million. These inflows were partly offset by repayments of long term related party debt of $1574.3 million which was refinanced by the Senior Secured Credit Facilities, repayment of the related party revolving credit facility of $125.9 million, repayments of related party discount notes of $399.9 million and cash distributions of $360.0 million.
Borrowing Activities
Rig Financing Agreements
Seadrill financed the acquisitions of the drilling units in OPCO’s fleet with borrowings under third party credit facilities. In connection with our IPO and subsequent acquisitions from Seadrill, Seadrill amended and restated the various third party facilities to allow for the transfer of the respective drilling units to OPCO and to provide for OPCO and its subsidiaries that, directly or indirectly, own the drilling units to guarantee the obligations under the facilities.
In September 2012, each of OPCO’s subsidiaries that owns the West Capricorn, West Vencedor, West Aquarius, and West Capella, or the rig owning subsidiaries, entered into intercompany loan agreements with Seadrill in the amount of approximately $522.5 million, $115.2 million, $304.6 million and $295.3 million respectively, corresponding to the aggregate principal amount outstanding under the facilities allocable to the West Capricorn, West Vencedor, West Aquarius, and West Capella respectively.
During 2013, the rig owning companies of the T-15, T-16, West Leo and West Sirius entered into intercompany loan agreements with Seadrill in the amount of approximately $100.5 million, $93.1 million, $485.5 million and $220.1 million respectively, corresponding to the aggregate principal amount outstanding under the facilities allocable to the T-15, T-16, West Leo and West Sirius, respectively.
Pursuant to these intercompany loan agreements, each rig owning subsidiary can make payments of principal and interest to Seadrill or directly to the third party lenders under each facility.
The Company refers to the West Vencedor Facility, T-15 and T-16 Facility, and, prior to their repayment and refinancing in February and June 2014, the West Capella, West Aquarius, West Sirius, West Leo and West Capricorn facilities, collectively, as the Rig Facilities.
The repayment and refinancing of the facilities in February and June 2014 relating to the West Capella, West Aquarius, West Sirius, West Leo, West Capricorn and West Auriga is described below.

Amended Senior Secured Credit Facilities
On February 21, 2014, Seadrill Operating LP, Seadrill Capricorn Holdings LLC, and Seadrill Partners Finco LLC (the “Borrowers”), entered into Senior Secured Credit Facilities (the “Senior Secured Credit Facilities”). The Senior Secured Credit Facilities consist of (i) a $100 million revolving credit facility (the “revolving facility”), and (ii) a $1.8 billion term loan (the “term loan”) which was borrowed by Seadrill Operating LP in full on February 21, 2014. The proceeds from the transaction were used to (a) refinance the West Capella, West Aquarius, West Sirius and West Leo rig facilities, (b) repay in part unsecured loans from Seadrill in the amount of $100 million, (c) add cash to the balance sheet in support of general company purposes and (d) pay all fees and expenses associated therewith.
On June 26, 2014, the Senior Secured Credit Facilities were amended ("Amended Senior Secured Credit Facilities") for the borrowing by Seadrill Operating LP of $1.1 billion of additional term loans in addition to the term loans already outstanding under the Senior Secured Credit Facilities as noted above. The proceeds from the additional $1.1 billion billion of term loans were used to (a) refinance debt secured by West Auriga of $443.1 million and West Capricorn of $426.3 million, (b) repay certain unsecured loans from Seadrill, (c) add cash to our balance sheet for general company purposes and (d) pay all fees and expenses associated with the Amended Senior Secured Credit Facilities.

The Amended Senior Secured Credit Facilities are guaranteed on a senior secured basis by the Borrowers and the Borrowers’ subsidiaries that own or charter the West Capella, West Aquarius, West Sirius, West Leo, West Capricorn and West Auriga. The Amended Senior Secured Credit Facilities also are secured by mortgages on the six drilling units, security interests on the earnings, earnings accounts, and insurances owned by the subsidiary guarantors relating to the six drilling units, and pledges of the equity interests of each subsidiary guarantor.
Loans under the Amended Senior Secured Credit Facilities will bear interest, at the Company's option, at a rate per annum equal to either the LIBOR Rate (subject to a 1% floor) for interest periods of one, two, three or six months plus the applicable margin or the Base Rate plus the applicable margin. The Base Rate is the highest of (a) the prime rate of interest announced from time to time by the agent bank as its prime lending rate, (b) 0.5% per annum above the Federal Funds rate as in effect from time to time, (c) the Eurodollar Rate for 1-month LIBOR as in effect from time to time plus 1.0% per annum, and (d) for term loans only, 2.0% per annum. The applicable margin is 2.0% for term loans bearing interest at the Base Rate and 3.0% for term loans bearing interest at the Eurodollar Rate. The applicable margin is 1.25% for revolving loans bearing interest at the Base Rate and 2.25% for revolving loans bearing interest at the Eurodollar Rate. In addition, the Company will incur a commitment fee based on the unused portion of the revolving facility of 0.5% per annum.

The Company has entered into interest rate swap transactions to hedge 100% of the variable element of the term loan facility at a weighted average fixed rate of 2.49% per annum. A variable rate option included in the swap provides that the hedge counterparty shall pay the greater of 1.0% or 3 Month LIBOR. Thus, where the variable rate is less than 1%, the variable rate payment shall be deemed to be equal to 1%.
The term loan matures on February 21, 2021. Amortization payments in the amount of 0.25% of the original term loan amount are required to be paid on the last day of each calendar quarter. The revolving facility matures on February 21, 2019 and does not amortize. The Company is required to make mandatory prepayments of term loans using proceeds from asset sales that are not otherwise utilized for permitted purposes and to make offers to purchase term loans using proceeds of loss events that are not otherwise utilized for permitted purposes.
As of June 30, 2014, the outstanding balance of the term loan was $2,888.3 million, and the $100 million revolving credit facility was not yet drawn.

$1,450 million Senior Secured Credit Facility
The entity which owns the the West Auriga, was a borrower under the $1,450 million senior secured credit facility relating to the West Auriga and two other drilling units owned by Seadrill. Upon closing of the West Auriga acquisition, this entity owed $443.1 million under the facility. This amount was repaid with proceeds from the Amended Senior Secured Credit Facilities discussed above.

Revolving Credit Facility
In connection with the closing of the Company's IPO on October 24, 2012, OPCO entered into a $300 million revolving credit facility, with Seadrill as the lender. On March 1, 2014, the related party revolving credit facility was amended to reduce the maximum borrowing limit to $100.0 million. As of June 30, 2014, the outstanding balance under the facility was $0.0 million.
$229.9 million Discount Note

On December 13, 2013, as part of the acquisition of the West Sirius, Seadrill Capricorn Holdings issued a zero coupon discount note to Seadrill in an initial amount of $229.9 million. The note was repayable in June 2015 and upon maturity, the Company was due to pay $238.5 million to Seadrill. The note was repaid in full in February 2014 with proceeds from the Senior Secured Credit Facilities as further discussed above.

$70.0 million Discount Note

On December 13, 2013, as part of the acquisition of the West Sirius, the Company issued a zero coupon discount note to Seadrill in an initial amount of $70.0 million. The note was repayable in June 2015 and upon maturity, the Company was due to pay $73 million to Seadrill. The note was repaid in full in February 2014 with the proceeds from the Senior Secured Credit Facilities as further discussed above.

$109.5 million Vendor Financing Loan Agreement

In May 2013, the Company borrowed from Seadrill $109.5 million as vendor financing to fund the acquisition of the T-15. The loan bears interest of LIBOR plus a margin of 5% and is due in May 2016.

$100.0 million Discount Note

In March 2014, as part of the acquisition of the West Auriga, Seadrill Capricorn Holdings issued a zero coupon discount note to Seadrill in an initial amount of $100.0 million. The note was repayable in September 2015 and upon maturity, the Company was due to pay $103.7 million to Seadrill. This note was repaid in June 2014 with proceeds from the Amended Senior Secured Credit Facilities as further discussed above.

Restrictive Covenants
The Company's facilities and related party loan agreements include financial and non-financial covenants applicable to the Company and Seadrill. These covenants are described in Note 12 to the Company's Consolidated and Combined Carve-Out Financial Statements for the year ended December 31, 2013 included in the Company's Form 20-F filed with the SEC. Financing agreements entered into during the period ending June 30, 2014 are discussed further below. The Company and Seadrill were in compliance with the related covenants as of June 30, 2014 and December 31, 2013.
Amended Senior Secured Credit Facilities
Our subsidiaries that are borrowers or guarantors of our Amended Senior Secured Credit Facilities are subject to certain financial and restrictive covenants contained in our Amended Senior Secured Credit Facilities including the following:

•	Limitations on the incurrence of indebtedness and issuance of preferred equity;

•	Limitations on the incurrence of liens;

•	Limitations on dividends and other restricted payments;

•	Limitations on investments;

•	Limitations on mergers, consolidation and sales of all or substantially all assets;

•	Limitations on asset sales;

•	Limitations on transactions with affiliates;

•	Limitation on business activities to businesses similar to those now being conducted; and

•	Requirement to maintain a senior secured net leverage ratio of no more than 5.5 to 1.0 (5.0 to 1.0 for the quarter ending March 31, 2015 and thereafter).

In addition, the Amended Senior Secured Credit Facilities contain other customary terms, including the following events of default (subject to customary grace periods), upon the occurrence of which, the loans may be declared (or in some cases automatically become) immediately due and payable:

•	Failure of any borrow of the term loan to pay principal, interest or other amounts owing with respect to the loans under the Amended Senior Secured Credit Facilities;

•	Breach in any material respect of any representation or warranty contained in Amended Senior Secured Credit Facilities documentation;

•	Breach of any covenant contained in Amended Senior Secured Credit Facilities documentation;

•	The occurrence of a payment default under, or acceleration of, any indebtedness aggregating $25 million or more other than the term loan;

•	Failure by our subsidiaries that are borrowers or guarantors of our Amended Senior Secured Credit Facilities to pay or stay any judgment in excess of $25 million;

•
Repudiation by our subsidiaries that are borrowers or guarantors of our Amended Senior Secured Credit Facilities of any guarantee or collateral documents related to the Amended Senior Secured Credit Facilities;

•	Any guarantee related to the Amended Senior Secured Credit Facilities is found to be unenforceable or invalid or is not otherwise effective;

•
Any of our subsidiaries that are borrowers or guarantors of our Amended Senior Secured Credit Facilities file for bankruptcy or become the subject of an involuntary bankruptcy case or other similar proceeding;

•	The equity interests of any of the company, Seadrill Operating LP or Seadrill Capricorn Holdings LLC is pledged to anyone other than the collateral agent for the term loan; and

•	The occurrence of a change of control.

Contractual Obligations
The following table sets forth our contractual obligations for the periods indicated as of June 30, 2014:

($ in millions)	Payments due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt obligations	$3,248.8	$131.2	$207.3	$167.2	$2,743.1
Interest expense commitments on long-term debt obligations (1)	1,028.0	172.7	326.6	305.1	223.6
Commitment fee on undrawn facilities (2)	12.5	2.5	5.0	5.0	—
Total	$4,289.3	$306.4	$538.9	$477.3	$2,966.7

(1) The Company's interest commitment on long-term debt is calculated based on the applicable interest rate of the loan agreements and the associated interest rate swap rates.

(2) The $100 million revolving credit facility with Seadrill and the $100.0 million revolving credit facility under the Amended Senior Secured Credit Facilities incur commitment fees on the undrawn balances of 2.0% per annum and 0.5% per annum respectively.

Quantitative and Qualitative Disclosures About Market Risk
The Company is exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. The Company may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Interest Rate Risks
The Company’s exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company’s objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally placed in fixed deposits with reputable financial institutions, yielding higher returns than are available on overnight deposits in banks. Such deposits generally have short-term maturities, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.

As of June 30, 2014, the Company was party to interest rate swap agreements with Seadrill and third parties for a combined outstanding principal amount of approximately $3,164.2 million at rates between 1.11% per annum and 2.52% per annum. The swap agreements mature between October 2019 and February 2021. The loss recognized on our interest rate swaps for the six months ended June 30, 2014, was $77.0 million.

As of June 30, 2014, the Company's total exposure to floating interest rate fluctuations on our outstanding debt was $3,248.8 million, compared to $2,060.6 million as at December 31, 2013. An increase or decrease in short-term interest rates of 100 bps would thus increase or decrease, respectively, our interest expense by approximately $32.5 million on an annual basis as of June 30, 2014, as compared to $20.6 million in 2013.

The fair values of our interest rate swaps as of June 30, 2014 and December 31, 2013 were as follows:

	June 30, 2014		December 31, 2013
(In millions of US dollars)	Outstanding Principal	Fair Value	Outstanding Principal	Fair Value
Current (liability)/asset	$3,164.2	$(28.0)	$2,067.8	$42.4
For further disclosure of the fair value of the derivatives and debt obligations outstanding as of June 30, 2014, please read Note 8 of the Consolidated and Combined Carve-Out Financial Statements included elsewhere in this Form 6-K.

Foreign Currency Fluctuation Risks

The Company and all of its subsidiaries use the U.S. Dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. Dollars. Accordingly, the Company's reporting currency is also U.S. Dollars. The Company does, however, earn revenue and incur expenses in other currencies and there is a risk that currency fluctuations could have an adverse effect on the value of the Company's cash flows. The Company's exposure is primarily in the Euro as other currency exposure is mostly offset by operating costs in the related currency. A 10% appreciation or depreciation in the exchange rate of Euros against the U.S. Dollar would increase or decrease the Company’s revenue by approximately $2.0 million.

The Company's foreign currency risk arises from:

•	the measurement of monetary assets and liabilities denominated in foreign currencies converted to U.S. Dollars, with the resulting gain or loss recorded as “Foreign currency exchange gain/(loss); and

•	the impact of fluctuations in exchange rates on the reported amounts of the Company's revenues and expenses which are denominated in foreign currencies

The Company does not use foreign currency forward contracts.

Credit Risk
The Company has financial assets which expose the Company to credit risk arising from possible default by a counterparty. The Company considers the counterparties to be creditworthy and does not expect any significant loss to result from non-performance by such counterparties. The Company in the normal course of business does not demand collateral from its counterparties.

Concentration of Credit Risk
The market for the Company’s services is the offshore oil and gas industry, and the customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. Ongoing credit evaluations of the Company's customers are performed and generally do not require collateral in the Company's business agreements. Reserves for potential credit losses are maintained when necessary.

Retained Risk
Physical Damage Insurance. Seadrill purchases hull and machinery insurance to cover for physical damage to its drilling units and those of the Company and charges the Company for the cost related to the Company’s fleet.

The Company retains the risk for the deductibles relating to physical damage insurance on its fleet. The deductible is currently a maximum of $5 million per occurrence.
The Company has elected to place an insurance policy for physical damage to drilling units and equipment caused by named windstorms in the U.S. Gulf of Mexico with a Combined Single Limit of $100 million in the annual aggregate, which includes loss of hire. The policy covers the 2014 windstorm season.
Loss of Hire Insurance. With the exception of T-15 and T-16, Seadrill purchases insurance to cover for loss of revenue in the event of extensive downtime caused by physical damage to its drilling units and those of the Company, where such damage is covered under the Seadrill’s physical damage insurance, and charges the Company for the cost related to its fleet.
The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which the Company is compensated for loss of revenue are limited to 290 days per event and aggregated per year. The daily indemnity is approximately 75% of the contracted dayrate. The Company retains the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under insurance policy.
Protection and Indemnity Insurance. Seadrill purchases protection and indemnity insurance and excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling units to cover claims of up to $250 million per event and in the aggregate for the West Vencedor, T-15 and T-16, up to $400 million per event, and in the aggregate for the West Aquarius, West Capella and West Leo, and up to $750 million per event and in the aggregate for each of the West Auriga, West Capricorn and the West Sirius.
The Company retains the risk for the deductible of up to $0.5 million per occurrence relating to protection and indemnity insurance.
Critical Accounting Estimates
The preparation of the Consolidated and Combined Carve-Out Financial Statements requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. The Company bases these estimates and assumptions on historical experience and on various other information and assumptions that the Company believes to be reasonable. Critical accounting estimates are important to the portrayal of both the Company's financial condition and results of operations and require the Company to make subjective or complex assumptions or estimates about matters that are uncertain. The basis of preparation and significant accounting policies are disclosed in Note 1 “General Information” and Note 2 “Accounting Policies” of the notes to the Company's Consolidated and Combined Carve-Out Financial Statements for the year ended December 31, 2013 filed on Form 20-F with the SEC.

During the six months ended June 30, 2014, the accounting treatment related to acquisitions from Seadrill was changed. Following the deconsolidation of the Company from Seadrill on January 2, 2014, acquisitions from Seadrill are no longer deemed to be transactions between entities under common control. As a result the Company no longer retroactively adjusts its financial statements prior to the date the acquisition was made to include the results of the newly acquired entities during the periods they were under the common control of Seadrill. Additionally, assets and liabilities are no longer transferred at historical carrying value. On acquisition, the Company now allocates the purchase price of acquired businesses to the identifiable tangible and intangible assets and liabilities acquired, with any remaining amount being recorded as goodwill if the acquisition is considered to be a business.

SEADRILL PARTNERS LLC
UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS
for the three and six months ended June 30, 2014 and 2013
(In US$ millions, except per unit amounts)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Operating revenues
Contract revenues	$339.6	$257.8	$600.2	$502.6
Reimbursable revenues	6.7	3.3	21.4	8.0
Other revenues	—	0.4	—	5.2
Total operating revenues	346.3	261.5	621.6	515.8

Operating expenses
Vessel and rig operating expenses	107.9	88.2	192.2	182.2
Reimbursable expenses	6.1	3.1	20.4	7.6
Depreciation and amortization	54.9	33.8	94.6	68.0
General and administrative expenses	8.8	12.6	22.2	22.9
Total operating expenses	177.7	137.7	329.4	280.7

Operating income	168.6	123.8	292.2	235.1

Financial items
Interest income	1.0	0.9	1.9	1.4
Interest expense	(37.6)	(20.5)	(66.2)	(40.2)
(Loss)/ gain on derivative financial instruments	(27.8)	42.2	(77.0)	45.6
Foreign currency exchange gain/(loss)	(0.4)	(0.3)	0.7	(1.1)
Total financial items	(64.8)	22.3	(140.6)	5.7

Income before income taxes	103.8	146.1	151.6	240.8
Income taxes	(9.5)	(9.0)	(13.5)	(17.5)
Net income	$94.3	$137.1	$138.1	$223.3

Net income attributable to Seadrill Partners LLC members	$31.2	$45.7	$51.0	$76.9
Net income attributable to the non-controlling interest	$63.1	$91.4	$87.1	$146.4

Earnings per unit (basic and diluted)
Common unitholders	$0.44	$0.52	$0.96	$0.99
Subordinated unitholders	$0.31	$0.52	$—	$0.99

A Statement of Other Comprehensive Income has not been presented as there are no items recognized in other comprehensive income.

See accompanying notes that are an integral part of these Consolidated and Combined Carve-Out Financial Statements.

SEADRILL PARTNERS LLC
UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS
as of June 30, 2014 and December 31, 2013
(In US$ millions, except unit amounts)

	June 30, 2014	December 31, 2013

ASSETS
Current assets
Cash and cash equivalents	$523.3	$89.7
Accounts receivables, net	284.9	175.8
Amount due from related party	45.9	248.3
Other current assets	81.2	54.7
Total current assets	935.3	568.5

Non-current assets
Drilling units	4,452.2	3,448.3
Goodwill	2.9	—
Deferred tax assets	4.7	9.8
Other non-current assets	242.5	46.0
Total non-current assets	4,702.3	3,504.1
Total assets	$5,637.6	$4,072.6

LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities
Current portion of long-term debt	$29.0	$—
Current portion of long-term related party payable	102.2	108.3
Related party revolving credit facility	—	125.9
Trade accounts payable and accruals	62.6	80.0
Other related party payables	158.2	292.1
Other current liabilities	70.1	47.8
Total current liabilities	422.1	654.1

Non-current liabilities
Long-term debt	2,859.2	—
Long-term related party payable	258.4	1,826.4
Related party loan notes	—	299.9
Other non-current liabilities	31.3	37.6
Total non-current liabilities	3,148.9	2,163.9

Equity
Members’ Capital:
Common unitholders (67,278,250 units issued and outstanding as of June 30, 2014 (December 31, 2013 : 44,400,563))	959.8	280.2
Subordinated unitholders (16,543,350 units issued and outstanding as of June 30, 2014 (December 31, 2013 : 16,543,350))	14.3	18.8
Seadrill Member Interest	2.2	—
Total members’ capital	976.3	299.0
Non-controlling interest	1,090.3	955.6
Total equity	2,066.6	1,254.6
Total liabilities and equity	$5,637.6	$4,072.6

See accompanying notes that are an integral part of these Consolidated and Combined Carve-Out Financial Statements.

SEADRILL PARTNERS LLC
UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2014 and 2013
(In US$ millions)

	Six months ended June 30,
	2014	2013

Cash Flows from Operating Activities
Net income	$138.1	$223.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	94.6	68.0
Amortization of deferred loan charges	10.5	4.2
Amortization of mobilization revenue	(12.9)	(17.3)
Unrealized loss / (gain) related to derivative financial instruments	66.0	(45.6)
Deferred income tax expense / (benefit)	5.1	(0.3)

Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable	(80.8)	(71.5)
Trade accounts payable	(18.4)	(7.4)
Related party balances	6.7	7.2
Other assets	9.7	25.4
Other liabilities	(24.0)	4.6
Net cash provided by operating activities	$194.6	$190.6

Cash Flows from Investing Activities
Additions to newbuildings and drilling units	$(32.8)	$(117.7)
Acquisition of subsidiaries, net of cash acquired	(672.6)	—
Net cash used in investing activities	$(705.4)	$(117.7)

Cash Flows from Financing Activities
Net proceeds from long term debt	$2,825.4	$—
Repayments of long term debt	(454.9)	—
Net proceeds from related party debt	—	205.8
Repayments of related party debt	(1,574.3)	(226.7)
Proceeds from revolving credit facility	—	99.6
Repayments of revolving credit facility	(125.9)	—
Repayments of related party discount notes	(399.9)	—
Cash distributions	(360.0)	(50.0)
Proceeds on issuance of common units, net of fees	692.5	—
Proceeds on issuance of units by Seadrill Capricorn Holdings LLC	341.5	—
Distribution to Seadrill Limited for the acquisition of Tender rig T-15	—	(76.1)
Owner’s funding received	—	5.9
Net cash provided by / (used in) financing activities	$944.4	$(41.5)

Net increase in cash and cash equivalents	433.6	31.4
Cash and cash equivalents at beginning of the period	89.7	21.2
Cash and cash equivalents at the end of period	$523.3	$52.6

Supplementary disclosure of cash flow information
Interest paid net of capitalized interest	$61.0	$43.8
Taxes paid	21.5	22.5

See accompanying notes that are an integral part of these Consolidated and Combined Carve-Out Financial Statements.

SEADRILL PARTNERS LLC
UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL
for the six months ended June 30, 2014 and 2013
(In US$ millions)

	Members’ Capital
	Common Units	Subordinated Units	Seadrill Member	Total Before Non-Controlling interest	Non- Controlling Interest	Total Members’ Capital
Consolidated and Combined Balance at December 31, 2012	$294.1	$3.7	$226.8	$524.6	$899.8	$1,424.4
Movement in invested equity	—	—	(38.7)	(38.7)	(10.4)	(49.1)
Allocation of net assets acquired T-15	(76.1)	—	—	(76.1)	—	(76.1)
Forgiveness of related party payables	9.9	6.6	—	16.5	24.0	40.5
Net income	25.1	16.8	35.0	76.9	146.4	223.3
Cash Distributions	(16.8)	(11.3)	—	(28.1)	(21.9)	(50.0)
Consolidated and Combined Balance at June 30, 2013	$236.2	$15.8	$223.1	$475.1	$1,037.9	$1,513.0

Consolidated and Combined Balance at December 31, 2013	$280.2	$18.8	$—	$299.0	$955.6	$1,254.6
Common units issued to Seadrill and public (net of transaction costs)	692.4	—	—	692.4	—	692.4
Issuance of units by Seadrill Capricorn Holdings LLC	—	—	—	—	341.5	341.5
Net income	36.4	11.3	3.3	51.0	87.1	138.1
Cash Distributions	(49.2)	(15.8)	(1.1)	(66.1)	(293.9)	(360.0)
Consolidated and Combined Balance at June 30, 2014	$959.8	$14.3	$2.2	$976.3	$1,090.3	$2,066.6

See accompanying notes that are an integral part of these Consolidated and Combined Carve-Out Financial Statements.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Unaudited)

Note 1 - General information
Background and Formation

On June 28, 2012, Seadrill Limited (“Seadrill”) formed Seadrill Partners LLC (the “Company”) under the laws of the Republic of the Marshall Islands.

On October 24, 2012, the Company completed its initial public offering of its common units ("IPO"), in which the Company sold 10,062,500 common units representing limited liability company interests in the Company to the public at a price of $22.00 per unit, raising gross proceeds of $221.4 million. Net proceeds from the offering were $202.6 million, after deducting underwriting discounts, commissions, and structuring fees and expenses of $18.8 million. As part of this transaction, the Company issued to Seadrill 14,752,525 common units and 16,543,350 subordinated units. The Company’s common units are listed on the New York Stock Exchange (“NYSE”) under the symbol “SDLP”. In addition, the Company issued to Seadrill Member LLC, a wholly owned subsidiary of Seadrill, the Seadrill Member interest, which is a non economic limited liability company interest in the Company, and all of the Company's incentive distribution rights.

On October 24, 2012, in connection with the Company's IPO, the Company acquired in return for the issuance of common and subordinated units to Seadrill and the net proceeds received from the IPO (i) a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through the Company's 100% ownership of its general partner, Seadrill Operating GP LLC, and (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC. Seadrill Operating LP owned: (i) a 100% interest in the entities that own the West Aquarius and the West Vencedor and (ii) an approximate 56% interest in the entity that owns and operates the West Capella. Seadrill Capricorn Holdings LLC owned 100% of the entities that own and operate the West Capricorn.
On May 17, 2013, the Company's wholly owned subsidiary, Seadrill Partners Operating LLC, acquired from Seadrill a 100% ownership interest in the entities that own and operate the tender rig T-15.
On October 18, 2013, Seadrill Partners Operating LLC, acquired from Seadrill a 100% ownership interest in the entity that owns the tender rig T-16. As consideration for the purchase, the Company issued 3,310,622 common units to Seadrill.
On December 13, 2013, the Company completed the acquisition of the entities that own and operate the ultra-deepwater semi-submersible rigs, the West Sirius and West Leo. The West Sirius was acquired by Seadrill Capricorn Holdings LLC (51% owned by the Company) and the West Leo was acquired by Seadrill Operating LP (30% owned by the Company). In order to finance the acquisitions, the Company issued 12,880,000 common units to the public and 3,394,916 common units to Seadrill.

These transactions that occurred prior to the IPO and through December 31, 2013 described above, have been reflected as a reorganization of entities under common control and therefore the assets and liabilities acquired from Seadrill have been recorded at historical cost by the Company. See further discussion below for the impact on the three and six months periods ending June 30, 2013.

As of January 2, 2014, the date of the Company's first annual general meeting, Seadrill ceased to control the Company in accordance with US GAAP and therefore Seadrill Partners and Seadrill are no longer deemed to be entities under common control.

On March 21, 2014, the Company completed the acquisition of the companies that own and operate the drillship, the West Auriga. The West Auriga was acquired by Seadrill Capricorn Holdings LLC (51% owned by the Company). In order to finance the acquisition, the Company issued 11,960,000 common units to the public and 1,633,987 common units to Seadrill.

On June 24,2014, the Company issued 6,100,000 common units to the public and 3,183,700 common units to Seadrill.

Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC are collectively referred to as “OPCO”.

As of June 30, 2014, Seadrill owned 51.1% of the outstanding common and subordinated units of the Company.

Basis of presentation

The unaudited interim consolidated and combined carve-out financial statements are presented in accordance with accounting principles generally accepted in the United States of America (US GAAP). The amounts are presented in United States dollar (US dollar) rounded to the nearest hundred thousand, unless stated otherwise.

The unaudited interim condensed consolidated and combined carve-out financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with the Company's annual consolidated and combined carve-out financial statements as of December 31, 2013 filed on Form 20-F (our “audited 2013 financial statements”). The year-end balance sheet data was derived from our audited 2013 financial statements, but does not include all disclosures required by US GAAP. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement have been included. Preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited 2013 financial statements for the year ended December 31, 2013, unless otherwise included in these unaudited interim financial statements as separate disclosures.

Business combinations between entities under common control
Reorganization of entities under common control is accounted for similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, over the historical cost of the combining entity is accounted for as a change in equity. In addition re-organization of entities under common control is accounted for as if the transfer occurred from the date that both the combining entity and combined entity were both under the common control of Seadrill. Therefore, the Company’s financial statements prior to the date the interests in the combining entity were actually acquired are retroactively adjusted to include the results of the combined entities during the periods it was under common control of Seadrill.
The acquisitions of the entities that own and operate the T-16, West Leo and West Sirius in 2013 from Seadrill Limited were accounted for under this method. The effects of adjusting the Company’s financial statements for the six months ended June 30, 2013, to account for the common control transactions relating to the acquisitions of the entities that own and operate the T-16, West Leo and West Sirius were an increase in total operating revenues of $182.8 million ($99.3 million for the three months ended June 30, 2013) and an increase in net income of $84.8 million ($59.9 million for the three months ended June 30, 2013). Of the $84.8 million of net income for the six months ended June 30, 2013 ($59.9 million for the three months ended June 30, 2013), $35.0 million ($23.6 million for the three months ended June 30, 2013) was deemed attributable to the equity holders of Seadrill Partners and $49.8 million ($36.3 million for the three months ended June 30, 2013) was deemed attributable to non-controlling interests. The $35.0 million of net income for the six months ended June 30, 2013 ($23.6 million for the three months ended June 30, 2013) attributable to the equity holders of Seadrill Partners was allocated to the Seadrill Member interest in the unaudited interim consolidated and combined carve-out statement of changes in members' capital.
As of January 2, 2014, the date of the Company's first annual general meeting, Seadrill ceased to control the Company in accordance with US GAAP and therefore Seadrill Partners and Seadrill are no longer be deemed to be entities under common control.

Business combinations

The Company applies the acquisition method of accounting for business combinations. The acquisition method requires the total of the purchase price of acquired businesses and any non-controlling interest recognized to be allocated to the identifiable tangible and intangible assets and liabilities acquired at fair value, with any residual amount being recorded as goodwill as of the acquisition date. Costs associated with the acquisition are expensed as incurred. See Note 5 for further discussion on business acquisitions.

Note 2 - Recent Accounting Pronouncements
Recently Adopted Accounting Standards

Effective January 1, 2014, the Company has adopted the accounting standards update that expands on the recognition, measurement and disclosure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The update requires measurement of the obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of the amount the entity agreed to pay on the basis of its arrangement and any additional amount the Company expects to pay on behalf of its co-obligors. The update also requires an entity to disclose the nature, amount and other information of the obligation. The update is effective for interim and annual periods beginning on or after December 15, 2013. The adoption of this standard update did not have a material effect on the Company's consolidated financial statements.

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. The accounting standard update will be effective for the first interim period beginning after December 15, 2016 (December 31, 2016 for calendar year-end entities) and early adoption is not permitted. The Company is in the process of evaluating the impact of this standard update on the Company's consolidated financial statements and related disclosures.

In August 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides new authoritative guidance regards to management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The accounting standard update will be effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar year-end entities) and earlier application is permitted. The Company is in the process of evaluating the impact of this standard update on the Company's consolidated financial statements and related disclosures.

Note 3 - Segment information

Operating segments

The Company’s fleet is regarded as one single global segment, and is reviewed by the Chief Operating Decision Maker as an aggregated sum of assets, liabilities and activities generating distributable cash to meet minimum quarterly distributions.

A breakdown of the Company’s revenues by customer for the three and six months ended June 30, 2014 and 2013 are follows:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

ExxonMobil *	27.7%	17.0%	22.8%	18.2%
Total	0.0%	22.4%	3.7%	21.1%
Chevron	14.0%	8.2%	15.6%	8.4%
BP	41.3%	32.8%	39.1%	34.8%
Tullow	17.0%	19.6%	18.8%	17.5%
Total	100.0%	100.0%	100.0%	100.0%

* During 2013 the ExxonMobil drilling contract was assigned to Hibernia Management and Development Co. Ltd and Statoil Canada Ltd.

Geographic Data

Revenues are attributed to geographical areas based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents the revenues and fixed assets by geographic area:

Revenues

(In US$ millions)	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Nigeria	$56.5	$57.8	$110.8	$105.9
Angola	22.7	21.1	45.1	42.2
Canada	37.5	49.0	57.1	99.3
United States	144.0	82.6	238.2	174.8
Thailand	25.1	—	52.7	—
Ghana	60.5	50.6	115.7	88.4
Other	—	0.4	2.0	5.2
Total	$346.3	$261.5	$621.6	$515.8

As of June 30, 2014 and December 31, 2013 the drilling units were located as follows:

Fixed Assets – Drilling units

(In US$ millions)	June 30, 2014	December 31, 2013

Nigeria	$531.6	$543.5
Angola	184.1	182.6
Ghana	618.5	632.1
Canada	539.4	543.5
United States	2,312.1	1,274.8
Thailand	266.5	271.8
Total	$4,452.2	$3,448.3

Asset location at the end of the period is not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during the period.

Note 4 – Taxation
Income taxes consist of the following:

(In US$ millions)	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Current tax expense:
United Kingdom	$—	$—	$—	$—
Foreign	4.4	9.3	8.4	17.8
Total current tax expense	$4.4	$9.3	$8.4	$17.8

Deferred tax expense:
United Kingdom	—	0.1	—	0.1
Foreign	5.1	(0.4)	5.1	(0.4)
Total income tax expense	$9.5	$9.0	$13.5	$17.5

Seadrill Partners is tax resident in the United Kingdom. Our controlled affiliates operate and earn income in several countries and are subject to the laws of taxation within those countries. Currently none of our controlled affiliates operate in the United Kingdom and therefore we are not subject to U.K. tax. Subject to changes in the jurisdictions in which our drilling units operate and/or owned, differences in levels of income and changes in tax laws, our effective income tax rate may vary substantially from one reporting period to another. Our effective income tax rate for the three and six month periods ended June 30, 2014 and 2013 is as follows:

Effective tax rate

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

United Kingdom statutory income tax rate	21.5%	23.2%	21.5%	23.2%
Effect of other tax jurisdictions	(12.4)%	(17.0)%	(12.6)%	(15.9)%
Effective income tax rate	9.1%	6.2%	8.9%	7.3%

Deferred taxes

The net deferred tax assets consist of the following:

(In US$ millions)	June 30, 2014	December 31, 2013

Net operating loss carryfoward	$3.9	$9.5
Deferred mobilization revenue	0.8	0.3
Total deferred tax assets	$4.7	$9.8

We have no net deferred tax liabilities as of June 30, 2014 and December 31, 2013.

Note 5 – Business acquisitions
On March 21, 2014, the Company’s 51% owned subsidiary, Seadrill Capricorn Holdings LLC, completed the purchase of 100% of the ownership interests in the entities that own and operate the West Auriga (the “Auriga business”) from Seadrill. The acquisition is in line with the Company’s strategy to increase quarterly cash distributions through accretive acquisitions of modern offshore drilling units with long-term contracts attached.
The purchase price was $1,240 million, less debt of $443 million that was outstanding under the existing facility related to West Auriga. The total consideration of $797 million comprised of cash of $697 million, and a zero coupon limited recourse discount note issued by Seadrill Capricorn Holdings LLC to Seadrill in an initial amount of $100 million that matures in September 2015. Upon maturity of such note, Seadrill Capricorn Holdings LLC will repay $103.7 million to Seadrill. The purchase price was subsequently adjusted by a working capital adjustment of $330 million. The working capital adjustment predominately arose as a result of related party payable balances which remained in the acquired entities. These payable balances related to funding provided by Seadrill to the acquired entities for the construction, equipping and mobilization of the West Auriga.
In conjunction with this acquisition, the Company issued 11,960,000 common units to the public and 1,633,987 common units to Seadrill, at a price of $30.60 per unit, raising total net proceeds after fees of $401.3 million. Issuance costs of $14.7 million were charged against Members’ Capital.
The Company funded its 51% share of the cash purchase price with proceeds from the equity issuance described above. The remaining 49% was funded through the issuance of new units by Seadrill Capricorn Holdings LLC to Seadrill for $341.5 million.
Following the deconsolidation of the Company from Seadrill on January 2, 2014, this transaction is deemed to constitute a business combination rather than a transaction between entities under common control. The following table summarizes the consideration paid and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date.

(In US$ millions)
Consideration
Cash	$696.9
Discount note issued	100.0
Working capital adjustment	(330.4)
Fair value of total consideration transferred	$466.5

Recognized amounts of identifiable assets acquired and liabilities assumed at estimated fair value
Cash	$24.4
Current assets	44.4
Intangible asset - favorable drilling contract	76.2
Drilling unit	1,065.7
Non current assets	76.6
Long term interest bearing debt	(443.1)
Current liabilities	(380.6)
Total identifiable net assets	$463.6

Goodwill	2.9
Total	$466.5

The Company recognized goodwill from the acquisition of $2.9 million, which is the excess of consideration transferred over the net assets acquired. The value of the goodwill is attributed to the assembled workforce. None of the goodwill recognized is expected to be deductible for income tax purposes.
The drilling unit has been valued at fair value separately from the related drilling contract. The estimated fair value of the drilling unit was derived using an income approach with market participant based assumptions. The fair value of the drilling contract has been also been assessed separately. The contract was valued using an 'excess earnings' technique where the terms of the contract are assessed relative to current market conditions. The value of the contract related intangible was determined by means of calculating the incremental or decremental cash flows arising over the life of the contract compared with a contract with terms at prevailing market rates.

The fair value of trade receivables is $28.3 million, which is also the gross contractual amount. All amounts are expected to be collected. The fair value of the mobilization fee receivable included in other current and non-current assets is $92.4 million, which equals the book value. All amounts are expected to be collected over the duration of the drilling contract.
Acquisition related transaction costs consisted of various advisory, legal, accounting, valuation and other professional fees of $0.2 million, which were expensed as incurred and are presented in the statement of operations within general and administrative expenses.
In the consolidated statement of operations $57.5 million of revenue and net income of $18.1 million have been included since the acquisition date of the Auriga Business until June 30, 2014.
The pro forma revenue and pro forma net income of the combined entity for the six months ended June 30, 2014 and June 30, 2013, had the acquisition date been January 1, 2013 are as follows.

	Six months ended June 30,
(In US$ millions)	2014		2013
	Seadrill Partners LLC as reported	Supplemental pro forma combined entity	Seadrill Partners LLC as reported	Supplemental pro forma combined entity
Revenues	$621.6	$669.7	$515.8	$515.8
Net Income	138.1	154.5	223.3	217.3

Note 6 – Drilling units

(In US$ millions)	June 30, 2014	December 31, 2013

Cost	$4,997.5	$3,899.0
Accumulated depreciation	(545.3)	(450.7)
Net book value	$4,452.2	$3,448.3

The increase in cost is primarily due to the acquisition of the entities that own and operate West Auriga. Refer to Note 5.

Depreciation expense was $94.6 million and $68.0 million for the six months ended June 30, 2014 and 2013 , and $54.9 million and $33.8 million for the three months ended June 30, 2014 and 2013 respectively.

Note 7 – Debt
As of June 30, 2014 and December 31, 2013, the Company had the following debt amounts outstanding:

(In US$ millions)	June 30, 2014	December 31, 2013
External debt agreements
Amended Senior Secured Credit Facilities	$2,888.3	$—
Sub-total external debt	$2,888.3	$—

Related party debt agreements
Rig Financing Agreements
$1,500 facility	$—	$643.5
$1,200 facility	82.3	90.5
$550 facility	—	440.0
$440 facility	168.7	178.6
$1,121 facility	—	472.6
Sub-total Rig Financing Agreements	$251.0	$1,825.2

Other related party debt
$109.5 vendor financing facility	$109.5	$109.5
$229.9 discount note	—	229.9
$70.0 discount note	—	70.0
Related party revolving credit facility	—	125.9
Sub-total other related party debt	$109.5	$535.3

Total debt	$3,248.8	$2,360.5
Less current portion of related party debt	(102.2)	(234.2)
Less current portion long term debt	(29.0)	—
Long-term portion of total debt	$3,117.6	$2,126.3

The outstanding debt as of June 30, 2014 is repayable as follows:

(In US$ millions)	As at June 30,
2015	$131.2
2016	158.4
2017	48.9
2018	138.2
2019	29.0
2020 and thereafter	2,743.1
Total outstanding debt	$3,248.8

Amended Senior Secured Credit Facilities
On February 21, 2014, Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Finco LLC, which are subsidiaries of the Company (the “Borrowers”), entered into Senior Secured Credit Facilities (the “Senior Secured Credit Facilities”). The Senior Secured Credit Facilities consist of (i) a $100.0 million revolving credit facility (the “revolving facility”) available for borrowing from time to time by any Borrower, and (ii) a $1.8 billion term loan (the “term loan”) which was borrowed by Seadrill Operating LP in full on February 21, 2014. The proceeds from this transaction were used to (a) refinance debt related to the West Capella, West Aquarius, West Sirius and West Leo Rig Facilities, (b) repay in part unsecured loans from Seadrill, (c) add cash to the balance sheet in support of general company purposes and (d) pay all fees and expenses associated therewith.
On June 26, 2014, the Senior Secured Credit Facilities were amended ("Amended Senior Secured Credit Facilities") for the borrowing by Seadrill Operating LP of $1.1 billion of additional term loans in addition to the term loans already outstanding under the Senior Secured Credit Facilities as noted above. The proceeds from the additional $1.1 billion of term loans were used to (a) refinance debt secured by West Auriga of $443.1 million and West Capricorn of $426.3 million, (b) repay in part certain unsecured loans from Seadrill in the amount of $100 million, (c) add cash to the Company's balance sheet for general company purposes and (d) pay all fees and expenses associated with the Amended Senior Secured Credit Facilities.
The Amended Senior Secured Credit Facilities are guaranteed on a senior secured basis by the Borrowers and the Borrowers’ subsidiaries that own or charter the West Capella, West Aquarius, West Sirius, West Leo, West Capricorn and West Auriga. The Amended Senior Secured Credit Facilities also are secured by mortgages on the six drilling units, security interests on the earnings, earnings accounts, and insurances owned by the subsidiary guarantors relating to the six drilling units, and pledges of the equity interests of each subsidiary guarantor.
Loans under the Amended Senior Secured Credit Facilities will bear interest, at the Company's option, at a rate per annum equal to either the LIBOR Rate (subject to a 1% floor) for interest periods of one, two, three or six months plus the applicable margin or the Base Rate plus the applicable margin. The Base Rate is the highest of (a) the prime rate of interest announced from time to time by the agent bank as its prime lending rate, (b) 0.50% per annum above the Federal Funds rate as in effect from time to time, (c) the Eurodollar Rate for 1-month LIBOR as in effect from time to time plus 1.00% per annum, and (d) for term loans only, 2.0% per annum. The applicable margin is 2.0% for term loans bearing interest at the Base Rate and 3.00% for term loans bearing interest at the Eurodollar Rate. The applicable margin is 1.25% for revolving loans bearing interest at the Base Rate and 2.25% for revolving loans bearing interest at the Eurodollar Rate. In addition, the Company will incur a commitment fee based on the unused portion of the revolving facility of 0.50% per annum.
The term loan matures in February 2021. Amortization payments in the amount of 0.25% of the original term loan amount are required to be paid on the last day of each calendar quarter. The revolving facility matures in February 2019 and does not amortize. The Company is required to make mandatory prepayments of term loans using proceeds from asset sales that are not otherwise utilized for permitted purposes and to make offers to purchase term loans using proceeds of loss events that are not otherwise utilized for permitted purposes.
The Company has entered into interest rate swap transactions to hedge 100% of the variable element of the term loan facility at a weighted average fixed rate of 2.49% per annum. A variable rate option included in the swap provides that the hedge counterparty shall pay the greater of 1.00% or 3 Month LIBOR. Thus, where the variable rate is less than 1%, the variable rate payment shall be deemed to be equal to 1%.
As of June 30, 2014, the outstanding balance of the term loan was $2.9 billion, and the $100 million revolving facility was not yet drawn.

$1,450 million Senior Secured Credit Facility

The entity which owns the the West Auriga, was a borrower under the $1,450 million senior secured credit facility relating to the West Auriga and two other drilling units owned by Seadrill. Upon closing of the West Auriga acquisition, this entity owed $443.1 million under the facility. This amount was repaid with proceeds from the Amended Senior Secured Credit Facilities discussed above.

Rig Financing Agreements
For each of the Rig Financing Agreements, the Company entered into a loan agreement with Seadrill on a back to back basis at the time of the IPO or in conjunction with the sale of entities that own and operate drilling units to the Company. These loan agreements with Seadrill are classified as related party transactions. Pursuant to these loan agreements of the related drilling unit, each rig owning subsidiary can make payments of principal and interest to Seadrill or directly to the third party lenders under each facility, corresponding to that proportion of the loan facility. As of June 30, 2014, Rig Financing Agreements with Seadrill related to West Vencedor, T-15, and T-16 (December 31, 2013: West Capella, West Aquarius, West Vencedor, West Capricorn, T-15, T-16, West Leo and West Sirius.) During the six months ended June 30, 2014 certain Rig Financing Agreements were repaid by the Company in conjunction with the drawdown of the Senior Secured Credit Facilities as further discussed above.
Under the terms of the external secured credit facility agreements for the West Vencedor, T-15 and T-16, certain subsidiaries of Seadrill and the Company are jointly and severally liable for their own debt and obligations under the relevant facility and the debt and obligations of other borrowers who are also party to such agreements. These obligations are continuing and extend to amounts payable by any borrower under the relevant agreement. The total amount under the external facility which includes the West Vencedor as of June 30, 2014 is $667 million ($733 million as of December 31, 2013). The total amount owed under the external facility which includes T-15 and T-16 as of June 30, 2014 is $275 million ($293 million as of December 31, 2013). The Company has not recognized any amounts that are related to amounts owed by Seadrill subsidiaries. Additionally the Company has received an indemnity from Seadrill for any payments or obligations related to these facilities that are not related to the West Vencedor, T-15 and T-16.
$109.5 million Vendor Financing Loan Agreement

In May 2013, the Company borrowed from Seadrill $109.5 million as vendor financing to fund the acquisition of the T-15. The loan bears interest of LIBOR plus a margin of 5.0% and is due in May 2016.

$229.9 million Discount Note

On December 13, 2013, as part of the acquisition of the West Sirius, Seadrill Capricorn Holdings issued a zero coupon discount note to Seadrill in an initial amount of $229.9 million. The note was repayable in June 2015 and upon maturity, the Company was due to pay $238.5 million to Seadrill. The note was repaid in full in February 2014 with proceeds from the Senior Secured Credit Facilities as further discussed above.

$70.0 million Discount Note

On December 13, 2013, as part of the acquisition of the West Sirius, the Company issued a zero coupon discount note to Seadrill in an initial amount of $70.0 million. The note was repayable in June 2015 and upon maturity, the Company was due to pay $73 million to Seadrill. The note was repaid in full in February 2014 with the proceeds from the Senior Secured Credit Facilities as further discussed above.

$100.0 million Discount Note

In March 2014, as part of the acquisition of the West Auriga, Seadrill Capricorn Holdings issued a zero coupon discount note to Seadrill in an initial amount of $100.0 million. The note was repayable in September 2015 and upon maturity, the Company was due to pay $103.7 million to Seadrill. This note was repaid in June 2014 with proceeds from the Amended Senior Secured Credit Facilities as further discussed above.

Revolving Credit Facility

In October 2012, the Company entered into a $300 million revolving credit facility with Seadrill. The facility is for a term of 5 years and bears interest at a rate of LIBOR plus 5.0% per annum, with an annual 2.0% commitment fee on the undrawn balance. The outstanding balance as at December 31, 2013 was $125.9 million. On March 1, 2014, the revolving credit facility was amended to reduce the maximum borrowing limit to $100 million. There were no amounts owed under the facility as of June 30, 2014.

Restrictive Covenants
The Company's facilities and related party loan agreements include financial and non-financial covenants applicable to the Company and Seadrill. These covenants are described in Note 12 to the Company's Consolidated and Combined Carve-Out Financial Statements for the year ended December 31, 2013 included in the Company's Form 20-F filed with the SEC. Financing agreements entered into during the period ending June 30, 2014 are discussed further below. The Company and Seadrill were in compliance with the related covenants as of June 30, 2014 and December 31, 2013.
The Amended Senior Secured Credit Facilities
Our subsidiaries that are borrowers or guarantors of our Amended Senior Secured Credit Facilities are subject to certain financial and restrictive covenants contained in our Amended Senior Secured Credit Facilities including the following:

•	Limitations on the incurrence of indebtedness and issuance of preferred equity;

•	Limitations on the incurrence of liens;

•	Limitations on dividends and other restricted payments;

•	Limitations on investments;

•	Limitations on mergers, consolidation and sales of all or substantially all assets;

•	Limitations on asset sales;

•	Limitations on transactions with affiliates;

•	Limitation on business activities to businesses similar to those now being conducted; and

•	Requirement to maintain a senior secured net leverage ratio of no more than 5.5 to 1.0 (5.0 to 1.0 for the fiscal quarter ending March 31, 2015 and thereafter).

In addition, the Amended Senior Secured Credit Facilities contain other customary terms, including the following events of default (subject to customary grace periods), upon the occurrence of which, the loans may be declared (or in some cases automatically become) immediately due and payable:

•	Failure of any borrow of the term loan to pay principal, interest or other amounts owing with respect to the loans under the Amended Senior Secured Credit Facilities;

•	Breach in any material respect of any representation or warranty contained in Amended Senior Secured Credit Facilities documentation;

•	Breach of any covenant contained in Amended Senior Secured Credit Facilities documentation;

•	The occurrence of a payment default under, or acceleration of, any indebtedness aggregating $25 million or more other than the term loan;

•	Failure by our subsidiaries that are borrowers or guarantors of our Amended Senior Secured Credit Facilities to pay or stay any judgment in excess of $25 million;

•
Repudiation by our subsidiaries that are borrowers or guarantors of our Amended Senior Secured Credit Facilities of any guarantee or collateral documents related to the Amended Senior Secured Credit Facilities;

•	Any guarantee related to the Amended Senior Secured Credit Facilities is found to be unenforceable or invalid or is not otherwise effective;

•
Any of our subsidiaries that are borrowers or guarantors of our Amended Senior Secured Credit Facilities file for bankruptcy or become the subject of an involuntary bankruptcy case or other similar proceeding;

•	The equity interests of any of the company, Seadrill Operating LP or Seadrill Capricorn Holdings LLC is pledged to anyone other than the collateral agent for the term loan; and

•	The occurrence of a change of control.

Note 8 – Risk management and financial instruments
The Company is exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. The Company may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Interest rate risk management

The Company’s exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company’s objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.

Interest rate swap agreements

At June 30, 2014 we had interest rate swap agreements with an outstanding principal of $3,164.2 million (December 31, 2013: $2,067.8 million). These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated and combined carve-out statement of operations under "(Loss)/gain on derivative financial instruments". The total fair value of the related party interest rate swaps outstanding at June 30, 2014 amounted to an asset of $2.4 million (December 31, 2013: an asset of $42.4 million). The fair value of the related party interest rate swaps are classified as amounts due from related party in the consolidated balance sheet. The total fair value of the third party interest rate swaps outstanding at June 30, 2014 amounted to a liability of $30.4 million (December 31, 2013: nil). The fair value of the third party interest rate swaps are classified within other current liabilities in the consolidated balance sheet. The total loss recognized for the six months to June 30, 2014 was $77.0 million (six months to June 30, 2013: gain of $45.6 million).

The Company’s interest rate swap agreements as at June 30, 2014, were as follows:

Outstanding principal		Receive rate	Pay rate	Length of contract
(In US$ millions)
$100.0	(2)	3 month LIBOR	1.36%	Oct 2012 - Oct 2019
$85.4	(1) (2)	3 month LIBOR	1.11%	May 2013 - Jun 2020
$83.3	(1) (2)	3 month LIBOR	1.93%	Aug 2013 - Dec 2020
$2,895.5	(1)	3 month LIBOR (with 1% floor)	2.45 - 2.52%	Feb 2014 - Feb 2021

(1) The outstanding principal of these amortizing swaps falls with each capital repayment of the underlying loans.
(2) Related party interest rate swap agreements.

The counterparties to the above interest rate swap agreements are Seadrill and also various banks. The Company believes the counterparties to be creditworthy.

Foreign Currency Risk

The Company and all of its subsidiaries use the U.S. Dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. Dollars. Accordingly, the Company's reporting currency is also U.S. Dollars. The Company does, however, earn revenue and incur expenses in other currencies and there is a risk that currency fluctuations could have an adverse effect on the value of the Company's cash flows. The Company does not use foreign currency forward contracts.

Credit risk

The Company has financial assets which expose the Company to credit risk arising from possible default by counterparties. The Company considers the counterparties to be creditworthy and does not expect any significant loss to result from non-performance by such counterparties. The Company in the normal course of business does not demand collateral from its counterparties.

Fair values of financial instruments

The carrying value and estimated fair value of the Company's financial instruments at June 30, 2014 and December 31, 2013 were as follows:

	June 30, 2014		December 31, 2013
(In US$ millions)	Fair value	Carrying value	Fair value	Carrying value

Cash and cash equivalents	$523.3	$523.3	$89.7	$89.7
Revolving credit facility	—	—	125.9	125.9
Current portion of long-term debt	29.0	29.0	—	—
Current portion of long term debt to related party	102.2	102.2	108.3	108.3
Long-term debt	2,859.2	2,859.2	—	—
Long-term portion of debt to related party	258.4	258.4	1,826.4	1,826.4
Related party loan notes	—	—	299.9	299.9

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.
The fair value of the revolving credit facility with Seadrill is considered to be equal to the carrying value, as the facility bears an interest of LIBOR plus a margin of 5.0%, with a commitment fee of 40% of the margin, which is concluded to be on arm's length terms. This is therefore categorized at level 2 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis, except for the T-15 and T-16 facilities which are reset on a semi-annual basis. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. This is categorized at level 2 on the fair value measurement hierarchy.

The fair value of the related party discount notes is estimated to be equal to the carrying value. This debt is not freely tradable and cannot be purchased by the Company at prices other than specified in the loan note agreements. The loan notes however are redeemable at a values that are concluded to be on arm's length terms, with an implicit rate of interest of 3.735%. This is categorized at level 2 on the fair value measurement hierarchy.

Other financial instruments that are measured at fair value on a recurring basis are as follows:

	Fair value	Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	June 30, 2014	(Level 1)	(Level 2)	(Level 3)
Assets:
Derivative instruments – Interest rate swap contracts (Related party)	$2.4	—	$2.4	—

Liabilities:
Derivative instruments – Interest rate swap contracts	$(30.4)	—	$(30.4)	—

	Fair value	Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	December 31, 2013	(Level 1)	(Level 2)	(Level 3)
Assets:
Derivative instruments – Interest rate swap contracts	$42.4	—	$42.4	—

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The fair values of interest rate swaps are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR interest rates as of June 30, 2014.

Retained risk

a) Physical Damage Insurance

Seadrill has purchased hull and machinery insurance to cover for physical damage to its drilling units and those of the Company and charges the Company for the associated cost for its respective drilling units. The Company retains the risk for the deductibles relating to physical damage insurance on the Company’s fleet. The deductible is currently a maximum of $5 million per occurrence.
The Company has elected to place an insurance policy for physical damage to drilling units and equipment caused by named windstorms in the U.S. Gulf of Mexico with a Combined Single Limit of $100 million in the annual aggregate, which includes loss of hire. The policy covers the 2014 windstorm season.

b) Loss of Hire Insurance
With the exception of T-15 and T-16, Seadrill purchases insurance to cover for loss of revenue in the event of extensive downtime caused by physical damage to its drilling units and those of the Company, where such damage is covered under the Seadrill’s physical damage insurance, and charges the Company for the cost related to the Company’s fleet.
The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which the Company is compensated for loss of revenue are limited to 290 days per event and aggregated per year. The daily indemnity is approximately 75% of the contracted dayrate. The Company retains the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under insurance policy.

(c) Protection and Indemnity Insurance
Seadrill purchases protection and indemnity insurance and excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling units to cover claims of up to $250 million per event and in the aggregate for the West Vencedor, T-15 and T-16, up to $400 million per event and in the aggregate for the West Aquarius, West Capella and West Leo, and up to $750 million per event and in the aggregate for each of the West Auriga, West Capricorn and the West Sirius.

The Company retains the risk for the deductible of up to $0.5 million per occurrence relating to protection and indemnity insurance.

Concentration of Risk

There is a concentration of credit risk with respect to cash and cash equivalents as most of the amounts are deposited with Nordea Bank Finland Plc and Danske Bank A/S. The Company considers these risks to be remote.

In the three and six months ended June 30, 2014 and 2013, the Company's contract revenues were attributable to the following customers:

(In US$ millions)	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

ExxonMobil *	27.7%	17.0%	22.8%	18.2%
Total	0.0%	22.4%	3.7%	21.1%
Chevron	14.0%	8.2%	15.6%	8.4%
BP	41.3%	32.8%	39.1%	34.8%
Tullow	17.0%	19.6%	18.8%	17.5%
Total	100.0%	100.0%	100.0%	100.0%

* During 2013 the ExxonMobil drilling contract was assigned to Hibernia Management and Development Co. Ltd and Statoil Canada Ltd.

Note 9 – Related party transactions
The Company has entered into certain agreements with affiliates of Seadrill to provide certain management and administrative services, as well as technical and commercial management services.

Net expenses (income) from related parties:

(In US$ millions)	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Management and administrative fees (a) and (b)	$19.9	$7.4	$32.3	$12.7
Rig operating costs (c)	3.8	2.7	9.2	10.0
Insurance premiums (d)	7.5	1.1	9.2	4.0
Interest expense (e)	2.6	13.5	30.5	24.2
Commitment fee on Revolving credit facility (f)	0.5	1.1	1.2	2.4
Derivative losses / (gains) (e)	20.8	(24.5)	39.8	(28.6)
Bareboat charters (h)	(3.0)	4.0	(18.5)	4.0
Other revenues due to West Polaris (i)	—	(0.5)	—	(5.3)
Operating expenses for West Polaris (i)	—	0.4	—	5.0
Total	$52.1	$5.2	$103.7	$28.4

Receivables (payables) from related parties:

(In US$ millions)	June 30, 2014	December 31, 2013

Trading balances due from Seadrill and subsidiaries (j)	$45.9	$248.1
Trading balances due to Seadrill and subsidiaries (j)	(158.2)	(292.1)
Revolving credit facility with Seadrill (f)	—	(125.9)
Rig financing agreements with Seadrill (g)	(251.1)	(1,825.2)
Vendor financing loan agreement with Seadrill (k)	(109.5)	(109.5)
Discount notes with Seadrill (l)	—	(299.9)
(a) Management and administrative service agreement – In connection with the IPO, OPCO entered into a management and administrative services agreement with Seadrill Management Limited, a wholly owned subsidiary of Seadrill, pursuant to which Seadrill Management Limited will provide to the Company certain management and administrative services. The services provided by Seadrill Management Limited are charged at cost plus management fee equal to 5% of Seadrill Management’s costs and expenses incurred in connection with providing these services. The agreement has an initial term for five years and can be terminated by providing 90 days written notice.
(b) Technical and administrative service agreement – In connection with the IPO, OPCO entered into certain advisory, technical and/or administrative services agreements with subsidiaries of Seadrill. The services provided by Seadrill’s subsidiaries are charged at cost plus service fee equal to 5% of Seadrill’s costs and expenses incurred in connection with providing these services.
(c) Rig operating costs – relates to rig operating costs charged by the Angolan service company for West Vencedor.
(d) Insurance premiums – the Company’s drilling units are insured by a subsidiary of Seadrill and the insurance premiums incurred are recharged to the Company.
(e) Interest expense and loss on derivatives - prior to entering the Rig Financing agreements these costs were allocated to the Company from Seadrill based on the Company’s debt as a percentage of Seadrill’s overall debt. Upon entering the Rig Financing Agreements with Seadrill, the costs and expenses have been incurred by the Company.
(f) Revolving credit facility – In October 2012 the Company entered into a $300 million revolving credit facility with Seadrill. The facility is for a term of five years and bears interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance. On March 1, 2014, the revolving credit facility with Seadrill was amended to reduce the maximum borrowing limit from $300 million to $100 million.
(g) Rig financing agreements – See Note 7 for details of the Rig Financing Agreements. Under the agreements each rig owning subsidiary can make payment of principal and interest directly to the lenders or to Seadrill under each Rig Financing Agreement corresponding to payments of principal and interest due under each Rig Financing Agreement that are allocable to each rig.
(h) Bareboat charters - In connection with the transfer of the West Aquarius operations to Canada, the West Aquarius drilling contract was assigned to Seadrill Canada Ltd., a wholly owned subsidiary of OPCO, necessitating certain changes to the related party contractual arrangements relating to the West Aquarius. Seadrill China Operations Ltd, the owner of the West Aquarius and a wholly-owned subsidiary of OPCO, had previously entered into a bareboat charter arrangement with Seadrill Offshore AS, a wholly-owned subsidiary of Seadrill, providing Seadrill Offshore AS with the right to use the West Aquarius. In October 2012, this bareboat charter arrangement was replaced with a new bareboat charter between Seadrill China Operations Ltd and Seadrill Offshore AS, and at the same time, Seadrill Offshore AS entered into a bareboat charter arrangement providing Seadrill Canada Ltd. with the right to use the West Aquarius in order to perform its obligations under the drilling contract described above. For the three and six months ended June 30, 2014, the net effect to OPCO of the bareboat charters was net income of $3.0 million and $18.5 million respectively.
(i) Other revenues and expenses – the Company earned other revenues within our Nigerian service company of $5.3 million for the six months ended June 30, 2013 relating to certain services, including the provision of onshore and offshore personnel, which we provided to Seadrill’s West Polaris drilling rig that was operating in Nigeria during that period. Related operating expenses were $5.0 million for the six months ended June 30, 2013. There were no comparable other revenues and expenses in the six months ended June 30, 2014 as the West Polaris moved out of Nigeria.
(j) Trading balances – Receivables and payables with Seadrill and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services, as well as, accrued interest and interest rate swap agreements. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill and its subsidiaries are unsecured, interest free and intended to be settled in the ordinary course of business.
(k) $109.5 million Vendor financing loan - On May 17, 2013, Seadrill Partners Operating LLC entered into a $109.5 million loan agreement with Seadrill as the lender to finance the acquisition of the T-15. The T-15 loan agreement bears interest at a rate of LIBOR plus 5% and matures in May 2016.
(l) Discount loan notes

$229.9 million Discount Note - On December 13, 2013, as part of the acquisition of the West Sirius, Seadrill Capricorn Holdings issued a zero coupon discount note to Seadrill in an initial amount of $229.9 million. The note was repayable in June 2015 and upon maturity, the Company was due to pay $238.5 million to Seadrill. The note was repaid in full in February 2014 with proceeds from the term loan refinancing noted above.

$70.0 million Discount Note - On December 13, 2013, as part of the acquisition of the West Sirius, the Company issued a zero coupon discount note to Seadrill in an initial amount of $70.0 million. The note was repayable in June 2015 and upon maturity, the Company was due to pay $73 million to Seadrill. The note was repaid in full in February 2014 with the proceeds from the term loan refinancing noted above.

$100.0 million Discount Note - In March 2014, as part of the acquisition of the West Sirius, Seadrill Capricorn Holdings issued a zero coupon discount note to Seadrill in an initial amount of $100.0 million. The note was repayable in September 2015 and upon maturity, the Company was due to pay $103.7 million to Seadrill. This note was repaid in June 2014 with proceeds from the term loan refinancing.

West Auriga Acquisition
In March 2014, a subsidiary of the Company (Seadrill Capricorn Holdings LLC) acquired the entities that own and operate the West Auriga from Seadrill, which has been accounted for as a business combination. Refer to Note 5.

Purchase of additional limited partner interest in Seadrill Operating LP

On July 21, 2014, the Company purchased an additional 28% limited partner interest in Seadrill Operating LP, an existing controlled subsidiary of the Company, from Seadrill for $373 million. As a result of this acquisition, the Company’s ownership interest in Seadrill Operating LP increased from 30% to 58%. Refer to Note 12 - Subsequent events.
Indemnifications and guarantees
Tax indemnifications
Under the Omnibus Agreement, Seadrill has agreed to indemnify the Company against any tax liabilities arising from the operation of the assets contributed or sold to the Company prior to the time they were contributed or sold.
Environmental and other indemnifications
Under the Omnibus Agreement, Seadrill has agreed to indemnify the Company for a period of 5 years after the IPO against certain environmental and toxic tort liabilities with respect to the assets that Seadrill contributed or sold to the Company to the extent arising prior to the time they were contributed or sold. However, claims are subject to a deductible of $0.5 million and an aggregate cap of $10 million.
In addition, pursuant to the Omnibus Agreement, Seadrill agreed to indemnify the Company for any defects in title to the assets contributed or sold to the Company and any failure to obtain, prior to October 14, 2012, certain consents and permits necessary to conduct the Company’s business, which liabilities arise within 3 years after the closing of the IPO on October 24, 2012.

Secured Credit Facility Indemnifications
Under the terms of the external secured credit facility agreements for the West Vencedor, T-15 and T-16, certain subsidiaries of Seadrill and the Company are jointly and severally liable for their own debt and obligations under the relevant facility and the debt and obligations of other borrowers who are also party to such agreements. These obligations are continuing and extend to amounts payable by any borrower under the relevant agreement. The total amount under the external facility which includes the West Vencedor as of June 30, 2014 is $667 million ($733 million as of December 31, 2013). The total amount owed under the external facility which includes T-15 and T-16 as of June 30, 2014 is $275 million ($293 million as of December 31, 2013). The Company has not recognized any amounts that are related to amounts owed by Seadrill subsidiaries. Additionally the Company has received an indemnity from Seadrill for any payments or obligations related these facilities that are not related to the West Vencedor, T-15 and T-16.
Note 10 – Commitments and contingencies
Pledged Assets

The book value of assets pledged under financing arrangements at June 30, 2014 was $4,452.2 million (December 31, 2013: $3,448.3 million).

Guarantees

At June 30, 2014, the Company had issued the following guarantees in favor of third parties which is the maximum potential future payment for each guarantee:

(In US$ millions)	June 30, 2014	December 31, 2013
Guarantees to customers of the Company's own performance	530.0	530.0
Guarantee in favor of banks	103.4	103.4
Total	633.4	633.4

Note 11 - Earnings per unit and cash distributions
The calculations of basic and diluted earnings per unit are presented below.

(In US$ millions,except per unit amounts)	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Net income allocated to:
Common unitholders	$26.1	$12.9	$51.0	$24.6
Subordinated unitholders	5.1	8.6	—	16.4
Seadrill Member Interest (1)	—	24.2	—	35.9
Net income attributable to Seadrill Partners LLC owners	$31.2	$45.7	$51.0	$76.9

Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	59,627	24,815	53,156	24,815
Subordinated unitholders	16,543	16,543	16,543	16,543

Earnings per unit (basic and diluted):
Common unitholders	$0.44	$0.52	$0.96	$0.99
Subordinated unitholders	$0.31	$0.52	$0.00	$0.99

Cash distributions declared and paid in the period per unit (2):	$0.5075	$0.3875	$0.9525	$0.6781

Subsequent event: On August 12, 2014, the Company paid a distribution of $0.5425 per unit relating to the three months ended June 30, 2014.

(1)
Pre-acquisition net income from entities acquired from Seadrill in common control transactions during 2013 has been allocated to the Seadrill member interest. The Seadrill member interest, and its rights to the incentive distribution rights, is owned by the predecessor owner of acquired entities, Seadrill Limited. Included within the amount allocated to the Seadrill member interest in the three months ended June 30, 2013 was $0.6 million ($0.9 million for the six months ended June 30, 2013) allocated to the incentive distribution rights.

(2)	Refers to cash distribution declared and paid during the period.

(3)	Refers to cash distribution declared and paid subsequent to the period end.

Earnings per unit is calculated as described in Note 17 to the Company's Consolidated and Combined Carve-Out Financial Statements for the year ended December 31, 2013 included in the Company's Form 20-F filed with the SEC.

Note 12 – Subsequent Events
On July 21, 2014, the Company purchased an additional 28% limited partner interest in Seadrill Operating LP, an existing controlled subsidiary of the Company, from Seadrill for $373 million. As a result of this acquisition, the Company’s ownership interest in Seadrill Operating LP increased from 30% to 58%.

On August 12, 2014 the Company paid a cash distribution to its common and subordinated unit holders with respect to the quarter ended June 30, 2014 of $0.5425 per unit.

EXHIBITS
The following exhibits are filed as part of this report:

Exhibit No.	Description

101
The following financial information from Seadrill Partners LLC’s Report on Form 6-K for the three and six months ended June 30, 2014 formatted in XBRL (eXtensible Business Reporting Language):

(i) Unaudited Consolidated and Combined Carve-Out Statements of Operations for the three and six months ended June 30, 2014 and 2013;

(ii) Unaudited Consolidated and Combined Carve-Out Balance Sheets as of June 30, 2014 and December 31, 2013;

(iii) Unaudited Consolidated and Combined Carve-Out Statements of Cash Flows for the six months ended June 30, 2014 and 2013;

(iv) Unaudited Consolidated and Combined Carve-Out Statements of Changes in Members’ Capital for the six months ended June 30, 2014 and 2013; and

(v) Notes to the Unaudited Condensed Consolidated and Combined Carve-Out Financial Statements.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

REGISTRATION STATEMENT ON FORM F-3 (NO. 333-192053) ORIGINALLY FILED WITH THE SEC ON NOVEMBER 1, 2013

REGISTRATION STATEMENT ON FORM F-3 (NO. 333-196286) ORGINALLY FILED WITH THE SEC ON MAY 27, 2014

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SEADRILL PARTNERS LLC

Date: September 16, 2014

By:	/s/ Graham Robjohns
Name: Graham Robjohns Title: Chief Executive Officer